JOINT - STOCK COMPANY

03 OCT -1 AM 7:21

03032394

AEROFLOT
Russian Airlines

37, korp.9, Leningradsky prosp.
Moscow, Russia, 125167
Tel.: (095) 155-6643
Fax: (095) 752-9028
Telex: 411969

Date 17.09.03 our ref. 12.3 - 264

SUPPL

Office of Chief Counsel (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dear Sir / Madam,

In accordance with our obligations (regulated by the Rule 12g3 – 2(b)) we send you a press – release with notification on the extraordinary general meeting of shareholders

Attached 1 page.

Code of the emitter is 82 – 4592.

If You would have any questions, please contact us by phone (095) 258 06 86 or by E-mail: afokeeva@aeroflot.ru.

Sincerely Yours,

Dmitry Smurov

Deputy Director of Corporate
Property Department

Joint – Stock Company

"Aeroflot – Russian Airlines"

JOINT STOCK COMPANY
"Aeroflot - Russian Airlines"
37 A, Building 14, Leningradsky Pr.
Moscow, Russia, 125167
Tel./fax: (095) 258 06 86

www.aeroflot.ru

(82 – 4592)

Press release

The Board of Directors took the decision to have the Extraordinary general meeting of shareholders of JSC "Aeroflot – Russian Airlines" on November 22, 2003

September 16, 2002, Moscow. - During its regular meeting, the Board of Directors took a decision to hold on the extraordinary general meeting (EGM) of shareholders of JSC "Aeroflot" on Nevember 22, 2003 at 10 a.m. at the building of Aeroflot's Training Center for Aviation Personnel (Sheremetyevo – 1).

The Agenda of EGM includes 5 items:

1. Approval of the order of day, the voting procedure, composition of steering bodies of the extraordinary general meeting of shareholders.
2. On termination of the acting Board of Directors authorities.
3. On elections of new Board of Directors
4. On termination of the acting Auditing Committee authorities
5. On elections of new Auditing Committee

September 19, 2003 is the record date (till the end of working day).

October 21, 2003 (the end of working day) is the last date of setting up the candidates to the Board of Directors.

Voting bulletins on five items of Agenda will be sent to shareholders not later then on November 1, 2003.

The Board of Directors approved the notification on EGM that will be sent to shareholders and published in mass media in advance (but not later than in 50 days before the date of EGM).

Also the Board of Directors approved the list of information presented to shareholders at the preparation to holding on of EGM. Shareholders will may familiarize with mentioned information during the period from October 31 to November 22, 2003.

As it was notified earlier, EGM will be hold on in accordance with claim of National Reserve Bank representing the interests of shareholders – owners of more than 10% of shares that meets Item 1, of the Article 55 of the Federal Law "On Joint Stock Companies".